SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DECIPHERA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24344T 10 1

(CUSIP Number)

SVLSF VI, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 2, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SVLSF VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,716,303
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,716,303
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,716,303
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Percentage calculated using a denominator of 31,925,190 shares of Common Stock of Issuer as of October 2, 2017.

1	NAME OF REPORTING PERSON SV Life Sciences Fund VI, LP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,659,487
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,659,487
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,659,487
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON SV Life Sciences Fund VI Strategic Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,816
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 56,816
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,816
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON SV Life Sciences Fund VI (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,716,303
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,716,303
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,716,303
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(1)
14	TYPE OF REPORTING PERSON PN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Deciphera Pharmaceuticals, Inc. (the “Issuer”), of the Issuer. The address of the principal executive offices of the Issuer is 500 Totten Pond Road, Waltham, MA 02451.

Item 2.	Identity and Background.

(a)    This statement is filed by: (i) SV Life Sciences Fund VI, L.P. a Delaware limited partnership (“SVLS VI LP”) and SV Life Sciences Fund VI Strategic Partners, L.P. a Delaware limited partnership (“Strategic Partners” and together with SVLS VI LP, the “Funds”), each direct owners of the shares of Common Stock of the Issuer (together, the “Shares”); (ii) SV Life Sciences Fund VI (GP), L.P., a Delaware limited partnership (“SVLS VI GP”) and general partner of SVLS VI LP and Strategic Partners; and (iii) SVLSF VI, LLC, a Delaware limited liability company and general partner of SVLS VI GP. Each of SVLS VI LP, Strategic Partners, SVLS VI GP and SVLSF VI, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)    The principal business address of the Reporting Persons is c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108. The principal business address of any person or entity listed on Schedule A annexed hereto is set forth on Schedule A annexed hereto.

(c)    The principal business of the Reporting Persons is international life sciences venture capital investments. SVLS VI LP and Strategic Partners are private venture capital funds. SVLS VI GP is the general partner of SVLS VI LP and Strategic Partners. SVLSF VI, LLC is the general partner of SVLS VI GP. The principal business of the persons or entities listed on Schedule A annexed hereto is listed on Schedule A annexed hereto.

(d)    No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of the individuals listed on Schedule A annexed hereto are citizens of the country set forth on Schedule A annexed hereto. Each of the Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The 1,659,487 shares of Common Stock owned directly by SVLS VI LP and the 56,816 shares of Common Stock owned directly by Strategic Partners were acquired on October 2, 2017, in connection with the closing of the issuer’s initial public offering (the “IPO”) pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Registration Statement”) and a related corporate reorganization, whereby (i) immediately prior to the completion of the IPO, SVLS VI LP and Strategic Partners exchanged, respectively 9.66896 and 0.33104 shares of SVLS-Deciphera, Inc. (which held 198,020 shares of Series B-1 Preferred Stock of the Issuer and 79,202 shares of Series B-2 Preferred Stock of the Issuer; together, the “Pre-Conversion Shares”) for 1,514,453 shares of Common Stock issued to SVLS VI LP and 51,850 shares of Common Stock issued to Strategic Partners; and (ii) SVLS VI LP purchased 145,034 shares of Common Stock, and Strategic Partners purchased 4,966 shares of Common Stock, from the underwriters in the IPO, at a purchase price per share of $17.00 (the “IPO Shares”).

The Pre-Conversion Shares were acquired by SVLS-Deciphera, Inc. prior to the filing of the Registration Statement with the proceeds from capital calls by SVLS VI LP and Strategic Partners from their limited partners (i.e., committed capital) for an aggregate purchase price of approximately $15,000,000. The IPO Shares were acquired with the proceeds from capital calls by SVLS VI LP and Strategic Partners from their limited partners (i.e., committed capital) for an aggregate purchase price of approximately $2,550,000.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares prior to and in connection with the initial public offering of the Company’s Common Stock. The Reporting Persons believe that the Company is an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, communicating with stockholders, management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation), or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)    The aggregate percentage of Shares reported owned by each person named herein is based upon 31,925,190 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 2, 2017 after giving effect to the IPO, as indicated in the Issuer’s Final Prospectus filed September 28, 2017.

The Funds, SVLS VI GP and SVLS VI, LLC may each be deemed to beneficially own, in the aggregate, 1,716,303 shares of Common Stock, constituting approximately 5.4% of the Common Stock outstanding.

As of the close of business on October 2, 2017, SVLS VI LP owned directly 1,659,487 shares of Common Stock, constituting approximately 5.2% of the Common Stock outstanding.

As of the close of business on October 2, 2017, Strategic Partners owned directly 56,816 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding.

SVLS VI LP and Strategic Partners (each a “Fund”, or collectively the “Funds”) may be deemed to beneficially own the shares held by each other Fund because of certain contractual relationships among the Funds and their affiliates. The Funds disclaim beneficial ownership of shares held by any other Fund except to the extent of any pecuniary interest therein.

SVLS VI GP, the general partner of SVLS VI LP and Strategic Partners, may be deemed to beneficially own the shares held by SVLS VI LP and Strategic Partners. SVLS VI GP disclaims beneficial ownership of shares held by SVLS VI LP and Strategic Partners except to the extent of any pecuniary interest therein.

SVLSF VI, LLC, the general partner of SVLS VI GP, may be deemed to beneficially own the shares held by SVLS VI LP and Strategic Partners. SVLSF VI, LLC disclaims beneficial ownership of shares held by SVLS VI LP and Strategic Partners except to the extent of any pecuniary interest therein.

(b)    Each of SVLS VI LP and Strategic Partners have sole power to vote and dispose of the Shares they own directly.

Each of SVLS VI GP and SVLSF VI, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by SVLS VI LP.

Each of SVLS VI GP and SVLSF VI, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by Strategic Partners.

(c)    Item 3 and Item 6 of this Schedule 13D describe all transactions in the Shares of the Issuer effected during the past sixty days by the Reporting Persons and are incorporated herein by reference. Except as set forth in such Items, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, without independent verification, any persons named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Item 3 of this Schedule 13D describes the pre-conversion equity owned by the Reporting Persons and is incorporated herein by reference.

In connection with the IPO, the Funds have agreed to enter into lock-up agreements (each a “Lock-Up Agreement”), pursuant to which such persons agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for a certain period following the date of the IPO.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among SV Life Sciences Fund VI, LP., SV Life Sciences Fund VI Strategic Partners, L.P., SV Life Sciences Fund VI (GP), L.P. and SVLSF VI, LLC, dated October 6, 2017.*

99.2	Form of Lock-Up Agreement.*

*	Filed Herewith

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    October 6, 2017

SVLSF VI, LLC

By:	/s/ Denise Marks

Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND VI (GP), L.P.
By: SVLSF VI, LLC, its General Partner

By:	/s/ Denise Marks

Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND VI, LP.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Denise Marks

Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND VI STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Denise Marks

Name:	Denise Marks
Title:	Member

SCHEDULE A

Information regarding members of the investment committee of SVLSF VI, LLC

Name	Residence or Business Address	Present principal Occupation or Employment; Principal business of Employer	Name of Employer and Address where Employment is Conducted	Citizenship
James Garvey	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Kate Bingham	c/o SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	United Kingdom

Eugene Hill	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Thomas Flynn	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Michael Ross	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Paul LaViolette	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Deciphera Pharmaceuticals, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of October 6, 2017.

SVLSF VI, LLC

By:	/s/ Denise Marks

Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND VI (GP), L.P.
By: SVLSF VI, LLC, its General Partner

By:	/s/ Denise Marks

Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND VI, LP.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Denise Marks

Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND VI STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Denise Marks

Name:	Denise Marks
Title:	Member

Exhibit 99.2

FORM OF LOCK-UP AGREEMENT

[•], 2017

J. P. MORGAN SECURITIES LLC

As Representative of

the several Underwriters listed in

Schedule 1 to the Underwriting

Agreement referred to below

c/o J. P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Re: Deciphera Pharmaceuticals, Inc. — Public Offering

Ladies and Gentlemen:

The undersigned understands that you, as the Representative (“Representative”) of the several Underwriters, propose to enter into an underwriting agreement (the “Underwriting Agreement”) with Deciphera Pharmaceuticals, Inc., a Delaware corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters named in Schedule 1 to the Underwriting Agreement (the “Underwriters”), of Common Stock, $0.001 per share par value, of the Company (the “Securities”). Capitalized terms used in this agreement (this “Lock-Up Agreement”) and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to purchase and make the Public Offering of the Securities, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that the undersigned will not, during the period beginning on the date of this Lock-Up Agreement and ending 180 days after the date of the final prospectus relating to the Public Offering (the “Prospectus”) (such period, the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, $0.001 per share par value, of the Company (the “Common Stock”) or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and securities which may be issued upon exercise of a stock option or warrant) (collectively the “Undersigned’s Shares”), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, in each case other than:

(A) any Securities to be sold by the undersigned pursuant to the Underwriting Agreement,

(B) transfers of shares of the Undersigned’s Shares as a bona fide gift or gifts provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein,

(C) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, the undersigned may transfer the Undersigned’s Shares (x) to another corporation, partnership, limited liability company, trust or other affiliate as defined in Rule 405 promulgated under the Securities Act of 1933, as amended, of the undersigned (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the undersigned or who shares a common investment advisor with the undersigned) or (y) as part of a distribution without consideration by the undersigned to its stockholders, partners, members or other equity holders; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Undersigned’s Shares subject to the provisions of this Lock-Up Agreement and there shall be no further transfer of such Undersigned’s Shares except in accordance with this Lock-Up Agreement, and provided further that any such transfer shall not involve a disposition for value,

(D) the receipt by the undersigned of shares of Common Stock in connection with the conversion of the (or an election by the undersigned to convert such) outstanding preferred stock of the Company in connection with the consummation of the Public Offering into shares of Common Stock, provided that any such shares of Common Stock received upon such conversion shall be subject to the terms of this Lock-Up Agreement,

(E) sales or other transfers of the Undersigned’s Shares acquired in the Public Offering, or transactions relating the Undersigned’s Shares acquired in open market transactions after the effective date of the registration statement for the Public Offering,

(F) transfers of the Undersigned’s Shares to any member of the immediate family of the undersigned or any trust or other legal entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, or if the undersigned is a trust, to any beneficiary (including such beneficiary’s estate) of the undersigned, provided that the transferee agrees to be bound in writing by the restrictions set forth in this Lock-Up Agreement, and provided further that any such transfer shall not involve a disposition for value (for purposes hereof “immediate family” shall mean any relationship by blood, domestic partnership, marriage or adoption, nor more removed than first cousin),

(G) transfers of the Undersigned’s Shares by will or intestate succession upon the death of the undersigned,

(H) transfers of the Undersigned’s Shares by operation of law or by order of a court of competent jurisdiction pursuant to a qualified domestic order or in connection with a divorce settlement,

(I) the surrender or forfeiture of the Undersigned’s Shares to the Company to satisfy (x) tax withholding obligations upon exercise or vesting or (y) the exercise price upon a cashless net exercise, in each case, of share options, equity awards, warrants or other right to acquire Common Stock pursuant to the Company’s equity incentive plans as described in the Registration Statement,

(J) the exercise of any option, warrant or other rights to acquire shares of Common Stock or other securities, the settlement of any share-settled share appreciation rights, restricted shares or restricted share units or the conversion of any convertible security into Common Stock; provided that the underlying Common Stock or other securities continue(s) to be subject to the restrictions of this Lock-Up Agreement,1

[1]	NTD: Company to provide details as to options exercisable within the restricted period.

(K) transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction in each case made to all holders of Common Stock, involving a Change of Control (as defined below), provided that (x) in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the terms of this Lock-Up Agreement and (y) no such transfer of Common Stock or other Undersigned’s Shares shall be permitted pursuant to this clause (K) if such bona fide third-party tender offer, merger, consolidation or other similar transaction is not approved by the board of directors of the Company, unless either (i) such transfer is required pursuant to mandatory take-over or squeeze-out provisions under applicable law or (ii) the failure to so transfer such Undersigned’s Shares would result in such Undersigned’s Shares being extinguished without value being received by the undersigned,

(L) any transfers of the Undersigned’s Shares to the Company arising as a result of the termination of employment of the undersigned and pursuant to employment agreements under which the Company has the option to repurchase the Undersigned’s Shares or a right of first refusal with respect to transfers of the Undersigned’s Shares, or

(M) transfers of the Undersigned’s Shares with the prior written consent of the Representative on behalf of the Underwriters.

In addition, with respect to clauses (B) through (J) above, it shall be a condition to such transfer that no filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) nor any other public filing or disclosure of such transfer by or on behalf of the undersigned shall be required or voluntarily made during the Restricted Period (other than a filing on a Form 5 or 13F filing made after the expiration of the Restricted Period and any required Schedule 13G (or 13G/A); provided that such filing clearly indicates in the footnotes thereto an explanation of the type of transaction giving rise to the change in ownership and, with respect to clauses (B), (C), (D), (F) and (J), that the footnotes thereto also indicate the securities so transferred or distributed are subject to this Lock-Up Agreement).

Furthermore, nothing in this Lock-Up Agreement shall be deemed to prevent the undersigned from establishing any contract, instruction or plan (a “Plan”) pursuant to Rule 10b5-1 under the Exchange Act for the transfer Common Stock; provided that (x) such Plan does not provide for the transfer of Common Stock during the Restricted Period and (y) to the extent a public announcement or filing under the Exchange Act regarding the establishment of such Plan is required of or is voluntarily made by or on behalf of the undersigned or the Company, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such Plan during the Restricted Period.

The undersigned now has, and, except as contemplated by the above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any Company-directed Securities the undersigned may purchase in the Public Offering.

For purposes of the Lock-up Agreement, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an Underwriter pursuant to the Public Offering), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of the outstanding voting securities of the Company (or the surviving entity).

If the undersigned is an officer or director of the Company, (i) the Representative on behalf of the Underwriters agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, the Representative on behalf of the Underwriters will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representative on behalf of the Underwriters hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this Lock-Up Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

This Lock-Up Agreement (and for the avoidance of doubt, the Restricted Period described herein) and related restrictions shall automatically terminate upon the earliest to occur, if any, of (i) the Representative, on behalf of the Underwriters, on the one hand, or the Company, on the other hand, advising the other in writing prior to the execution of the Underwriting Agreement that they have or it has determined not to proceed with the Public Offering, (ii) the registration statement filed with the SEC with respect to the Public Offering is withdrawn, (iii) the termination of the Underwriting Agreement (other than the provisions thereof which survive termination) prior to payment for and delivery of the Securities, or (iv) December 31, 2017 (provided, however, that the Company may extend such date by up to three months with written notice to the undersigned prior thereto if the Company is still pursuing the Public Offering contemplated by the Underwriting Agreement), in the event the closing of the Public Offering shall not have occurred prior to such date.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

[NAME OF STOCKHOLDER]

By:
Name:
Title: